AMERICAN EXPRESS COMPANY

     CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
RELATING TO REMARKETING OF 1.85% CONVERTIBLE DEBENTURES DUE 2033

     Under the terms of the 1.85% Convertible Debentures due 2033, which we refer to as the notes, issued by American Express Company, referred to herein as American Express or the Company, if the average closing sales price of the Company’s common stock over the 10-trading-day period ending November 30, 2006, is less than $60.32 per share, among other things:

  the notes will no longer be convertible into the Company’s common stock;

  the notes will be subject to remarketing on December 1, 2006;

  the interest rate on the notes will be reset on December 1, 2006; and

  the next remarketing date for the notes will be June 5, 2008.
Executive Summary

     The following executive summary discusses certain United States federal income tax considerations relevant to the ownership and disposition of notes acquired in the remarketing. The information contained in this executive summary is subject to the more detailed discussion below, and you should review the entire discussion before making a decision to invest in the notes.

  As described in more detail below, the notes are subject to the Treasury regulations governing contingent payment debt instruments, which we refer to as the CPDI regulations. Under the CPDI regulations, a U.S. Holder (as defined below) will be required to accrue interest income on the notes for United States federal income tax purposes at a constant yield (the “comparable yield”) that is generally expected to exceed the rate of interest that we will pay on the notes, and that will be calculated based on an adjusted issue price that will exceed the principal amount of the notes. The comparable yield for the notes is 6.25 percent, compounded semi-annually.

  In addition, we believe that it would generally be appropriate for a U.S. Holder to make certain positive and negative adjustments to its accruals of taxable interest income under the CPDI regulations in respect of the notes, as described in more detail below under “—U.S. Holders—Adjustments to Interest Accruals on the Notes,” which would result in a further increase, for United States federal income tax purposes, in the net interest income accrued on the notes through the next remarketing date.

  Assuming that a U.S. Holder sells all of its notes in the next remarketing, however, the U.S. Holder should recognize an offsetting ordinary loss at such time for United States federal income tax purposes, in an amount that equals the amount by which accruals of taxable interest income on the notes exceed the interest payments made on the notes.

  As a consequence, we believe that, in general, such a U.S. Holder should ultimately recognize total taxable income in respect of the notes that is no more than the interest payments made on the notes, although there will be a difference in the time at which such income is recognized for United States federal income tax purposes as compared to the time at which actual interest on the notes is paid or accrued.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR or the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533, Lehman Brothers Inc. at 1-888-603-5847, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408.

  The following chart illustrates, in general, the accrual of interest income, the making of positive and negative adjustments under the methodology discussed below, including a $67.9 negative adjustment immediately after the completion of the remarketing, and the computation of adjusted issue price, adjusted tax basis, and loss on sale for United States federal income tax purposes by a U.S. Holder with respect to a $1,000 note purchased in the remarketing for $1,000.5, assuming an initial adjusted issue price of $1,144.2, a constant interest rate on the remarketed notes of 5.37 percent (based on the three-month LIBOR setting as of November 13, 2006), and a sale of the note in the next remarketing for $1,000.5. You are urged to consult your own tax advisers to determine the applicability of the chart to you in the light of your own particular circumstances.

Accrual	Comparable	Positive	Utilization of $67.9	Holder Ordinary	Note Ending	Holder Ending
Period	Yield Accrual	Adjustment for	Negative Adjustment	Income	Adjusted	Adjusted Tax
Ending	(A)*	Cash Interest (B)	(C)	(A+B+C)	Issue Price**	Basis**

3/5/07	$17.4	$14.0	($31.4)	$0.0	$1,093.7	$950.0
6/5/07	$17.0	$13.7	($30.7)	$0.0	$1,110.7	$967.0
9/5/07	$17.2	$13.7	($5.8)	$25.1	$1,127.9	$984.2
12/5/07	$17.5	$13.6		$31.1	$1,145.4	$1,001.7
3/5/08	$17.8	$13.6		$31.4	$1,163.1	$1,019.4
6/5/08	$18.0	$13.7		$31.7	$1,181.2	$1,037.5

Subtotal		$82.3	($67.9)	$119.3
Loss on Sale				($37.0)

Total		$82.3		$82.3

  * Computed at a rate of 6.202 percent, the 6.25 percent semi-annual comparable yield adjusted for quarterly compounding.

** Reflects a reduction, immediately after the completion of the remarketing, for the $67.9 negative adjustment.

  The proper application of the CPDI regulations to the notes following the remarketing is uncertain in several respects, and it is possible that the Internal Revenue Service could assert that the notes should be treated in a different manner than that described below. A different treatment of the notes could materially affect the amount, timing, and character of income, gain, or loss with respect to an investment in the notes. Accordingly, you are urged to consult your own tax advisers regarding the United States federal income tax consequences, under the CPDI regulations and otherwise, of the purchase, ownership, and disposition of the notes.
General

     The following discussion is a summary of certain United States federal income tax considerations relevant to the ownership and disposition of notes acquired in the remarketing. All references to “holders” (including U.S. Holders and Non-U.S. Holders, as defined below) are to beneficial owners of the notes who acquire the notes in the remarketing. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, including, for example, financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, or persons holding notes as a hedge against currency risk, as a position in a “straddle,” or as part of a “hedging” or “conversion” transaction.

     This summary does not address all of the tax considerations that may be relevant to a holder of the notes. Among other items, it does not address:

  the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of notes;

  the United States federal estate, gift, or alternative minimum tax consequences of the purchase, ownership, or disposition of notes;

  the application of the United States federal branch profits tax to U.S. Holders who are non-U.S. corporations;

  the tax considerations relevant to U.S. Holders whose functional currency is not the United States dollar; or

  any state, local, or foreign tax consequences of the purchase, ownership, or disposition of notes.

     This summary is based upon laws, regulations, rulings, interpretations, and decisions now in effect, all of which are subject to change, possibly on a retroactive basis. No rulings have been sought or are expected to be sought from the Internal Revenue Service with respect to any of the tax considerations discussed below. As a result, there is a possibility that the Internal Revenue Service could disagree with the tax characterizations and tax consequences described below.

     Persons considering an investment in the notes should consult their own tax advisers with respect to the tax consequences to them of the purchase, ownership, and disposition of the notes in the light of their own particular circumstances, including consequences under United States federal, state, and local income tax laws, consequences under foreign and other tax laws, and the possible effects of any changes in applicable tax laws.

Classification of the Notes

     In connection with the issuance of the notes, we received an opinion from our counsel, Cleary Gottlieb Steen & Hamilton LLP, that the notes would be treated as indebtedness for United States federal income tax purposes and that the notes would be subject to the special regulations governing contingent payment debt instruments, which we refer to as the CPDI regulations. Moreover, pursuant to the terms of the indenture, we and each holder of the notes agree, for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the CPDI regulations with a “comparable yield” calculated in the manner described below and a “projected payment schedule” as set forth below.

     The proper application of the CPDI regulations to the notes following the remarketing is uncertain in several respects, and it is possible that the Internal Revenue Service could assert that the notes should be treated in a different manner than that described below. A different treatment of the notes could materially affect the amount, timing, and character of income, gain, or loss with respect to an investment in the notes. Accordingly, you are urged to consult your own tax advisers regarding the United States federal income tax consequences, under the CPDI regulations and otherwise, of the purchase, ownership, and disposition of the notes.

U.S. Holders

     The following discussion is a summary of certain United Stated federal income tax consequences that will apply to you if you are a citizen or resident of the United States, a U.S. domestic corporation, or a person who is otherwise subject to United States federal income tax on a net income basis in respect of the notes (a “U.S. Holder”). For purposes of this summary, the term U.S. Holder includes a non-U.S. person who holds notes in connection with the conduct of a trade or business within the United States or, where a tax treaty applies, in connection with the conduct of business through a U.S. permanent establishment.

     Accrual of Interest on the Notes

     Pursuant to the CPDI regulations, a U.S. Holder will be required to accrue interest income on the notes on a constant-yield basis at an assumed yield that was determined at the time of issuance of the notes (the “comparable yield”), regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. As a consequence, a U.S. Holder generally will be required to accrue interest income on the notes in amounts that may exceed the interest payments that we make on the notes.

     The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, calculated as follows for each accrual period prior to and including the maturity date of the notes:

  the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period;

  multiplied by:
  the comparable yield of the notes, adjusted for the length of the accrual period;

  multiplied by:
  the number of days during the accrual period that the U.S. Holder held the notes;

  divided by:
  the number of days in the accrual period.

     The issue price of the notes as of their original date of issue was $1,000 per $1,000 in principal amount. The adjusted issue price of a note will generally be its issue price increased by any interest income previously accrued at the comparable yield and decreased by the projected amount of any payments previously made with respect to the note, subject to certain adjustments. Such projected amounts and adjustments are described in more detail below under “—Adjustments to Interest Accruals on the Notes.” On the date of the remarketing, the adjusted issue price of the notes will be approximately $1,144.2 per $1,000 in principal amount of the notes, and will accordingly be larger than both the principal amount of the notes and the price at which they will be sold in the remarketing.

     The comparable yield for the notes is the yield at which we could have issued, at the time of issuance of the notes, a fixed rate debt instrument with no contingent payments but with terms and conditions otherwise comparable to those of the notes. We determined the comparable yield for the notes to be an annual rate of 6.25 percent, compounded semi-annually. Pursuant to the terms of the indenture governing the notes, each holder of the notes agrees to use the comparable yield in determining its interest accruals in respect of the notes.

     Adjustments to Interest Accruals on the Notes

     The CPDI regulations also required us to provide to U.S. Holders, for United States federal income tax purposes, a schedule of the projected amounts of payments on the notes. We determined the projected payment schedule to be as follows for each $1,000 in original principal amount of the notes:

Date	Amount	Date	Amount	Date	Amount

June 1, 2004	$9.76	December 1, 2005	$9.25	December 1, 2033	$6,027.64
December 1, 2004	$9.25	June 1, 2006	$9.25
June 1, 2005	$9.25	December 1, 2006	$9.25

As required by the CPDI regulations, the payments set forth on the projected payment schedule produce a yield on the notes equal to the comparable yield. Pursuant to the terms of the indenture, each holder of the notes agrees to use the foregoing projected payment schedule in determining its interest accruals in respect of the notes.

     If the actual amount of a payment on the notes exceeds the projected amount thereof, a U.S. Holder will generally incur a “positive adjustment” under the CPDI regulations equal to the amount of such excess. Similarly, if the actual amount of a payment on the notes is less than the projected amount thereof, a U.S. Holder will generally incur a “negative adjustment” under the CPDI regulations equal to the amount of such deficit. A net positive adjustment incurred by a U.S. Holder in a taxable year with respect to the notes will be treated as additional interest income. A net negative adjustment, on the other hand, will (i) reduce the U.S. Holder’s interest income on the notes for that taxable year; and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the notes during prior taxable years that has not been offset by prior net negative adjustments; any net negative adjustment in excess of the amounts described in (i) and (ii) will then be carried forward, as a negative adjustment to offset future interest income in respect of the notes or to reduce the amount realized on a sale, exchange, or retirement of the notes. The positive and negative adjustments described in this paragraph will not affect the adjusted issue price of a note.

     Under the terms of the remarketing, interest is expected to be payable on the notes on March 5, 2007, June 5, 2007, September 5, 2007, December 5, 2007, March 5, 2008, and June 5, 2008. Because no payments on the notes were projected for these dates pursuant to the projected payment schedule set forth above, under the CPDI regulations, a U.S. Holder will be required to account for the full amount of each interest payment as a positive adjustment.

     The CPDI regulations also require that, if the amount of a projected contingent payment (such as the payment for December 1, 2033, on the projected payment schedule set forth above) becomes fixed more than six months before the date for such projected payment, the difference between the present value of the fixed amount and the present value of the projected amount must be accounted for as a positive or negative adjustment, as applicable, at the time that the payment becomes fixed. On the projected payment schedule set forth above, the payment for December 1, 2033, includes the projected amount of interest accruals on the notes on a zero coupon basis after December 1, 2006. Although the application of the fixed contingent payment rule to the notes is not entirely clear, we believe that it would generally be appropriate to treat the decision to pay cash interest on the notes as causing a portion of the projected payment for December 1, 2033, to become fixed (at $0) at the time that the remarketing is completed, because the decision to pay cash interest will mean that interest will no longer accrue on a zero coupon basis until the next remarketing date, and the portion of the payment on December 1, 2033, that would have corresponded to accruals from this period will be eliminated. As a consequence, based on our calculations under the CPDI regulations, we believe that it would generally be appropriate for a U.S. Holder of the notes immediately after the remarketing to recognize a negative adjustment at such time equal to approximately $67.9 per $1,000 in principal amount of the notes, which would reduce the U.S. Holder’s first three quarterly accruals of interest income in respect of the notes. Unlike other negative adjustments, this negative adjustment would also reduce the adjusted issue price of the notes, as well as the U.S. Holder’s adjusted tax basis in the notes (as described below), immediately after the completion of the remarketing.

     Adjusted Tax Basis in the Notes; Additional Potential Adjustments

     A U.S. Holder’s initial tax basis in a note acquired in the remarketing will equal the amount paid for the note. The holder’s adjusted tax basis in the note for any accrual period after the remarketing will equal (x) the sum of the initial tax basis and any interest previously accrued on such note at the comparable yield starting from the date of the remarketing, plus or minus (y) the amount of any positive or negative adjustments required after the remarketing when a projected contingent payment becomes fixed more than six months before the date for such projected payment, and the amount of any positive or negative adjustments described in the next paragraph.

     If the adjusted issue price of a note differs from a U.S. Holder’s adjusted tax basis in the note (as will be the case for notes acquired in the remarketing), the U.S. Holder may be required to take the difference into account as positive or negative adjustments to the U.S. Holder’s interest accruals in respect of the note or at the time that one or more projected payments are made. Although the application of this rule to the notes is not entirely clear, assuming that a U.S. Holder accrues interest income and makes positive and negative adjustments in respect of a note as set forth above under “—Accrual of Interest on the Notes” and “—Adjustments to Interest Accruals on the Notes,” we believe that it would generally be appropriate for the U.S. Holder not to make any further positive or negative adjustments in respect of a difference between adjusted issue price and adjusted tax basis immediately after the remarketing until such time as the note is redeemed, and that any required positive or negative adjustment at redemption should generally correspond to the income realized by the U.S. Holder in respect of the note.

     Sale, Exchange, or Redemption

     The amount of gain or loss recognized by a U.S. Holder on a taxable sale, exchange, or redemption of a note will be equal to the difference between (i) the amount of cash plus the fair market value of other property received by the U.S. Holder; and (ii) the U.S. Holder’s adjusted tax basis in the note. Gain recognized upon a sale, exchange, or redemption of a note will generally be treated as ordinary interest income; loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long term capital loss if the note was held for more than one year). The deductibility of net capital losses is subject to limitations.

     Example

     The following chart illustrates, in general, the accrual of interest income, the making of positive and negative adjustments under the methodology discussed above, including a $67.9 negative adjustment immediately after the completion of the remarketing, and the computation of adjusted issue price, adjusted tax basis, and loss on sale for United States federal income tax purposes by a U.S. Holder with respect to a $1,000 note purchased in the remarketing for $1,000.5, assuming an initial adjusted issue price of $1,144.2, a constant interest rate on the remarketed notes of 5.37 percent (based on the three-month LIBOR setting as of November 13, 2006), and a sale of the note in the next remarketing for $1,000.5. You are urged to consult your own tax advisers to determine the applicability of the chart to you in the light of your own particular circumstances.

Accrual	Comparable	Positive	Utilization of $67.9	Holder Ordinary	Note Ending	Holder Ending
Period	Yield	Adjustment for	Negative	Income	Adjusted Issue	Adjusted Tax
Ending	Accrual (A)*	Cash Interest (B)	Adjustment (C)	(A+B+C)	Price**	Basis**

3/5/07	$17.4	$14.0	($31.4)	$0.0	$1,093.7	$950.0
6/5/07	$17.0	$13.7	($30.7)	$0.0	$1,110.7	$967.0
9/5/07	$17.2	$13.7	($5.8)	$25.1	$1,127.9	$984.2
12/5/07	$17.5	$13.6		$31.1	$1,145.4	$1,001.7
3/5/08	$17.8	$13.6		$31.4	$1,163.1	$1,019.4
6/5/08	$18.0	$13.7		$31.7	$1,181.2	$1,037.5

Subtotal		$82.3	($67.9)	$119.3
Loss on Sale				($37.0)

Total		$82.3		$82.3

* Computed at a rate of 6.202 percent, the 6.25 percent semi-annual comparable yield adjusted for quarterly compounding.
** Reflects a reduction, immediately after the completion of the remarketing, for the $67.9 negative adjustment.

     Backup Withholding Tax and Information Reporting

     Payments on, and the proceeds of dispositions of, the notes may be subject to information reporting, and may also be subject to United States federal backup withholding if a U.S. Holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable certification requirements under the backup withholding rules. Any amounts so withheld will generally be allowed as a credit against such U.S. Holder’s United States federal income tax liability.

Non-U.S. Holders

     The following discussion is a summary of certain United States federal income tax consequences that will apply to you if you are a Non-U.S. Holder of the notes. The term “Non-U.S. Holder” means a beneficial owner of a note that is not a U.S. Holder.

     Payments with Respect to the Notes

     Payments in respect of the notes made to a Non-U.S. Holder, including payments of stated and contingent interest, and any gain realized on a sale, exchange, or redemption of the notes, will generally be exempt from United States federal gross income or withholding tax, provided that:

  such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership; and

  such Non-U.S. Holder certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

     Backup Withholding Tax and Information Reporting

     Payments on the notes to Non-U.S. Holders may be subject to United States information reporting. In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments made by us on the notes if the Non-U.S. Holder has provided an IRS Form W-8BEN (or successor form) with respect to such payments. In addition, no backup withholding will generally be required with respect to the proceeds of a sale of notes made within the United States or conducted through certain United States financial intermediaries if the payor receives such a form or the Non-U.S. Holder otherwise establishes an exemption.